

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561


05005122

Our Ref.: HASE/JY/HL/03622

4th October, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement:
Appointment of Independent Non-executive Director and Member of the Audit Committee and Re-designation of Directors

We enclose for your information a copy of the Company's announcement on 30th September, 2004 in relation to the appointment of independent non-executive director and member of the Audit Committee and re-designation of directors, which has been advertised in newspapers on 4th October, 2004.

Yours faithfully,





John Yip
Company Secretary

Encl.

JY/pm



HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE AND RE-DESIGNATION OF DIRECTORS

Professor Ko Ping Keung has been appointed as an independent non-executive director and a member of the Audit Committee of the Company with effect from 27th September, 2004. The Hon. Lo Tak Shing (and his alternate, Mr. Vincent Liang), Sir Po-shing Woo (and his alternate, Mr. Woo Ka Biu, Jackson), Mr. Leung Hay Man and Mrs. Lee Pui Ling, Angelina have been re-designated as non-executive directors of the Company, all with effect from 27th September, 2004. Upon re-designation, Mr. Leung Hay Man will remain as a member of the Audit Committee and Mrs. Lee Pui Ling, Angelina will cease to be a member of the Audit Committee.

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") is pleased to announce that Professor Ko Ping Keung has been appointed as an independent non-executive director and a member of the Audit Committee of the Company with effect from 27th September, 2004. The Hon. Lo Tak Shing (and his alternate, Mr. Vincent Liang), Sir Po-shing Woo (and his alternate, Mr. Woo Ka Biu, Jackson), Mr. Leung Hay Man and Mrs. Lee Pui Ling, Angelina have been re-designated as non-executive directors of the Company, all with effect from 27th September, 2004. Upon re-designation, Mr. Leung Hay Man will remain as a member of the Audit Committee and Mrs. Lee Pui Ling, Angelina will cease to be a member of the Audit Committee.

Professor Ko has also been appointed as an independent non-executive director and a member of the audit committee of Henderson Investment Limited, a subsidiary of the Company, with effect from 27th September, 2004.

Professor Ko Ping Keung, *Ph.D., F.I.E.E.E., F.H.K.I.E., J.P.*, aged 53, holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of University of California at Berkeley and Beijing University and Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is also an independent non-executive director and a member of the audit committee of Henderson Cyber Limited, a subsidiary of the Company, and an independent non-executive director of China Resources Logic Limited, which are companies listed on The Stock Exchange of Hong Kong Limited. Save as disclosed above, Professor Ko has not held any other directorships in listed public companies in the last three years.

Professor Ko has no relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Professor Ko has not entered into any service contract with the Company. He is entitled to a fixed remuneration of HK$300,000 per annum for acting as an independent non-executive director and a member of the Audit Committee of the Company, which is determined by reference to his duties and responsibilities. Professor Ko has not been appointed for a specific term and will be subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company.

The Hon. Lo Tak Shing, *G.B.M., J.P.*, aged 69, was awarded the Grand Bauhinia Medal in July 1997. He has been a director and vice chairman of the Company since 1981 and is re-designated as non-executive director on 27th September, 2004. He is a solicitor. He was the vice chairman of the Basic Law Consultative Committee, a committee member of the Preliminary Committee of the Preparatory Committee from July 1993 and a committee member of The Preparatory Committee of the Hong Kong Special Administrative Region from December 1995. He was a director of Swire Pacific Limited, which is a company listed on The Stock Exchange of Hong Kong Limited. Save as disclosed above, Mr. Lo has not held any other directorships in listed public companies in the last three years.

Mr. Lo has no relationship with any directors, senior management, substantial or controlling shareholders of the Company and is taken to be interested in 11,000 shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is taken to be interested in 404,375 shares in Henderson Investment Limited and 2,021 shares in Henderson Cyber Limited and 1 share in Land Fortune Development Limited, all of which are associated corporations of the Company. He is also a director of Henderson Real Estate Agency Limited, a subsidiary of the Company.

Mr. Lo has not entered into any service contracts with the Company and is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company without any specified period for termination. The director's fee payable to him shall be proposed and subject to shareholders' approval at general meetings. His other remuneration (if any) shall from time to time be determined by the board of directors of the Company by reference to his duties and responsibilities.

Sir Po-shing Woo, *Hon. LL.D., F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A.*, aged 75, has been a director of the Company since 1981 and is re-designated as non-executive director on 27th September, 2004. He is a solicitor and a Consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited, which are companies listed on The Stock Exchange of Hong Kong Limited. Save as disclosed above, Sir Po-shing Woo has not held any other directorships in listed public companies in the last three years. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal

in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. He is the father of Mr. Woo Ka Biu, Jackson.

Save as disclosed herein, Sir Po-shing Woo has no relationship with any directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is taken to be interested in 5,160,000 shares in Miramar Hotel and Investment Company, Limited and 3,250 shares in Drinkwater Investment Limited, both of which are associated corporations of the Company. Sir Po-shing Woo is a director of Henderson Development Limited which has interests in 1,122,745,800 shares in the Company, representing 61.87% of the issued share capital of the Company.

Sir Po-shing Woo has not entered into any service contracts with the Company and is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company without any specified period for termination. The director's fee payable to him shall be proposed and subject to shareholders' approval at general meetings. His other remuneration (if any) shall from time to time be determined by the board of directors of the Company by reference to his duties and responsibilities.

Leung Hay Man, *F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.*, aged 70, has been a director of the Company since 1981 and is re-designated as non-executive director on 27th September, 2004. He is a Chartered Surveyor. He is also a director of Henderson Investment Limited and Hong Kong Ferry (Holdings) Company Limited, and an independent non-executive director of The Hong Kong and China Gas Company Limited, which are companies listed on The Stock Exchange of Hong Kong Limited. Save as disclosed above, Mr. Leung has not held any other directorships in listed public companies in the last three years.

Mr. Leung has no relationship with any directors, senior management, substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is taken to be interested in 2,250 shares in Hong Kong Ferry (Holdings) Company Limited and 5,000 shares in Drinkwater Investment Limited, both of which are associated corporations of the Company. He is also an independent non-executive director of Henderson International Finance Limited, a subsidiary of the Company.

Mr. Leung has not entered into any service contracts with the Company and is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company without any specified period for termination. The director's fee payable to him shall be proposed and subject to shareholders' approval at general meetings. His other remuneration (if any) shall from time to time be determined by the board of directors of the Company by reference to his duties and responsibilities.

Lee Pui Ling, Angelina, *J.P., LL.B., F.C.A.*, aged 55, has been a director of the Company since 1996 and is re-designated as non-executive director on 27th September, 2004. She is a practising solicitor and is also a Fellow of the Institute of Chartered Accountants in England and Wales. She is active in public services and currently serves on a number of statutory,

advisory and appeal committees. She is also a director of Cheung Kong Infrastructure Holdings Limited, Great Eagle Holdings Limited and Tom Group Limited, and was until her resignation effective on 29th September, 2004 a director of Kerry Properties Limited, all of which are companies listed on the Stock Exchange of Hong Kong Limited. Save as disclosed above, Mrs. Lee has not held any other directorships in listed public companies in the last three years.

Mrs. Lee has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company and is taken to be interested in 30,000 shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. She is also an independent non-executive director of Henderson International Finance Limited, a subsidiary of the Company.

Mrs. Lee has not entered into any service contracts with the Company and is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company without any specified period for termination. The director's fee payable to her shall be proposed and subject to shareholders' approval at general meetings. Her other remuneration (if any) shall from time to time be determined by the board of directors of the Company by reference to her duties and responsibilities.

Vincent Liang, *J.P.*, aged 59, has been the alternate director to The Hon. Lo Tak Shing, a director of the Company since 1986 and is re-designated as non-executive director on 27th September, 2004, following the re-designation of The Hon. Lo Tak Shing as non-executive director. He is a solicitor and was a former Vice President of the Law Society of Hong Kong. Mr. Liang has not held any other directorships in listed public companies in the last three years.

Save as disclosed herein, Mr. Liang has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Liang has not entered into any service contracts with the Company and is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company without any specified period for termination. The director's fee payable to him shall be proposed and subject to shareholders' approval at general meetings. His other remuneration (if any) shall from time to time be determined by the board of directors of the Company by reference to his duties and responsibilities.

Woo Ka Biu, Jackson, *MA(Oxon)*, aged 42, has been the alternate director to Sir Po-shing Woo, a director of the Company since July 2000 and is re-designated as non-executive director on 27th September, 2004, following the re-designation of Sir Po-shing Woo as non-executive director. He is a director of Kailey Group of Companies. Mr. Woo is also an independent non-executive director of Henderson Cyber Limited, an alternate director of Henderson Investment Limited and Sun Hung Kai Properties Limited, which are companies listed on The Stock Exchange of Hong Kong Limited. Save as disclosed above, Mr. Woo has not held any other directorships in listed public companies in the last three years. He holds a MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in

England and Wales, Hong Kong Special Administrative Region and Australia. He was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Save as disclosed herein, Mr. Woo has no relationship with any directors, senior management, substantial or controlling shareholders of the Company. He is taken to be interested in 2,000 shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is taken to be interested in 544,802 shares in Henderson China Holdings Limited and 16,000 shares in China Investment Group Limited, both of which are associated corporations of the Company. He is also a director of China Investment Group Limited, a subsidiary of the Company.

Mr. Woo has not entered into any service contracts with the Company and is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company without any specified period for termination. The director's fee payable to him shall be proposed and subject to shareholders' approval at general meetings. His other remuneration (if any) shall from time to time be determined by the board of directors of the Company by reference to his duties and responsibilities.

Save as disclosed herein, there are no other matters relating to the above appointment and re-designation of directors that need to be brought to the attention of the shareholders of the Company.

The Board would like to welcome Professor Ko to join the Board of the Company.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 30th September, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Alex Wu Shu Chih and Ko Ping Keung.